7:59 AM

05/12/20

Accrual Basis

Yolo Rum, LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
Bank Service Charges	90.00
Licenses	2,348.50
Marketing Expenses	222,846.46
Professional Fees	5,020.00
Total Expense	230,304.96
Net Ordinary Income	-230,304.96
Net Income	**-230,304.96**